CIBT EDUCATION GROUP INC.

Annual Information Form

For the year ended

August 31, 2011

777 West Broadway, Suite 1200
Vancouver, British Columbia, V5Z 4J7
Tel:  604 871 9909
Fax:  604 871 9919
Website:  www.cibt.net

Dated:   November 29, 2011

TABLE OF CONTENTS

GLOSSARY	2

PRELIMINARY NOTES	4

CORPORATE STRUCTURE	6

Name, Address and Incorporation	6
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	8

Three Year History	8

DESCRIPTION OF BUSINESS	9

General	9
Production and Services	10
Specialized Skill and Knowledge	27
Competitive Conditions	27
Intangible Assets	28
Cycles	28
Employees	28
Properties of the Company	29
Foreign Operations	30
Bankruptcy and Similar Procedures	30
Reorganizations	30
Risk Factors	31

DIVIDENDS	40

DESCRIPTION OF CAPITAL STRUCTURE	40

Common Shares	40

MARKET FOR SECURITIES	41

Market	41
Trading Price and Volume	41

ESCROWED SECURITIES	41

DIRECTORS AND OFFICERS	42

Name, Occupation and Security Holding	42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	43

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44

TRANSFER AGENTS AND REGISTRARS	44

MATERIAL CONTRACTS	44

INTERESTS OF EXPERTS	45

ADDITIONAL INFORMATION	45

Audit Committee	45
General	46

APPENDIX A	47

GLOSSARY

“AHL-EI” means the American Hotel & Lodging Educational Institute.

“AIF” means an annual information form that is prepared in connection with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations.

“Audit Committee” means the Company’s audit committee.

“Board” means the Company’s board of directors.

“CIBT” means the Company’s subsidiary, CIBT School of Business & Technology Corp.

“CIBT GLN Centers” means the mini-campus GLN centers through which CIBT provides some of its programs and services.

“CIBT Center Facility Providers” means the organizations providing the facilities that house the CIBT GLN Centers.

“CLPNBC” means the College of Practical Nurses of British Columbia.

“Company” means CIBT Education Group Inc.

“DQAB” means the Degree Quality Assessment Board.

“ESL” means English as a second language.

“GLN” means Global Learning Network.

“IRIX” means the Company’s subsidiary, IRIX Design Group Inc.

“ITA” means the Industry Training Authority.

“KGIC” means colleges operated by the Company’s subsidiaries, KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp.

“MOE” means the Ministry of Education, a central state government authority in charge of foreign cooperation in the PRC.

“MTCU” means the Ontario Minister of Training, Colleges, and Universities.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“PCTIA” means the Private Career Training Institutions Agency.

“PRC” means the People’s Republic of China.

“SAFE” means the Chinese State Administration of Foreign Exchange.

“Shane” means Shane Corporation S.à.r.l., a private limited liability company incorporated in Luxembourg.

“RMB” means the renminbi, the national currency of the PRC.

“SSDC” means the Company’s subsidiary, Sprott-Shaw Degree College Corp.

“SSDC Centers” means the mini-campus centres through which SSDC provides some of its programs and services.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“TESOL” means Teachers of English to Speakers of Other Languages, Inc.

PRELIMINARY NOTES

Purpose

This AIF is prepared in compliance with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations, which requires a reporting issuer (that is not a venture issuer) to file an AIF on or before the 90th day after the end of the issuer’s most recently completed financial year, in the form prescribed as Form 51-102F2.

Date of Information

Unless otherwise stated, the information herein is presented as at August 31, 2011, being the date of the Company’s most recently completed financial year.

Information Incorporated by Reference

Information may be incorporated by reference into an AIF provided the same is concurrently or previously filed under the Company’s profile on the SEDAR website at www.sedar.com.  This AIF should be read in conjunction with the Company’s consolidated financial statements, and management’s discussion and analysis for the fiscal year ended August 31, 2011 and its quarterly interim financial statements for the period ending May 31, 2011, February 28, 2011 and November 30, 2010; the Company’s information circular and proxy material pertaining to its annual general meeting to be held on December 16, 2011; and all of the Company’s news releases and material change reports filed during the fiscal year ended August 31, 2011; all of which are available on the Company’s website at www.cibt.net and under the Company’s profile on SEDAR, and are incorporated herein by reference.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to Canadian dollars.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, financial projections, information or expectations about the Company’s business plans, results of operations, products or markets, or otherwise makes statements about future events. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements under “Description of Business”.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this AIF, you should keep in mind the cautionary statements under “Description of Business” and other sections of this AIF. Factors that could cause actual results to differ materially from the forward-looking statements include:

●	history of losses from operations;
●	need for additional capital to expand operations;
●	dependence on key personnel, the Company’s facility providers and educational service providers in China and the U.S.;
●	risks involving the Chinese legal system, tax system, and foreign currency limitation;
●	ability to compete effectively with competitors that have greater financial, marketing and other resources;
●	ability to manage planned growth and integrate new business opportunities into existing operations;
●	risks related to government regulations and approvals of the Chinese educational system; and
●	risk of a decline in the Chinese educational market due to economic and political factors which are out of the Company’s control.

Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on November 17, 1986 pursuant to the Company Act (British Columbia) under the name Moneywise Resources Inc. The Company changed its name to Stealth Ventures Inc. on October 1, 1992 and to Annova International Holdings Corp on May 10, 1994. The Company changed its name to Annova Business Group Inc. and consolidated its share capital on a 1:4 basis on April 27, 1995. On November 27, 1998, the Company changed its name to Capital Alliance Group Inc. and consolidated its share capital on a 1:2 basis.  On November 14, 2007, the Company changed its name to CIBT Education Group Inc. and on February 23, 2010, the Company increased its authorized share capital from 100,000,000 to 150,000,000 common shares without par value.

The head office of the Company is located at 777 West Broadway, Suite 1200, Vancouver, BC, V5Z 4J7 and its registered office is located at 625 Howe Street, Suite 700, Vancouver, BC, V6C 2T6.

Intercorporate Relationships

The following table lists the Company’s direct subsidiaries and indicates the percentage of votes held by the Company in each as of August 31, 2011:

Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage of Ownership/Votes	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia	100%	Provide education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
KGIC Business College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide English language education and training services primarily in Canada
IRIX Design Group Inc.	October 5, 1994	British Columbia	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

The following corporate organization chart shows the Company’s direct and indirect subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On April 11, 2008, the Company’s common shares were listed for trading in the United States on the NYSE Amex under the symbol “MBA”.

On March 15, 2010, the Company acquired substantially all of the operating assets of KGIC. See “Description of Business – Production and Services – Operations of CIBT, SSDC and KGIC” for more information about KGIC. KGIC provides a range of education programs and training courses in the areas of business management, hotel management, office management, and career training and publishing. It also provides a wide array of English language training courses including ESL, TESOL, public speaking and various forms of English language test preparation.

In May 2010, the Company’s common shares were listed for trading on the Toronto Stock Exchange and, accordingly, ceased to be listed on the TSX Venture Exchange.

During the fiscal year ended August 31, 2010, the Company increased its beneficial ownership of CIBT from 99.8% to 100%.

As of November 2010, the Company’s joint MBA program with City University of Seattle terminated. During the fiscal year ended August 31, 2011, the Company received notice that its agreement with Beijing University of Technology would not be renewed. This agreement was entered into in August 1995 to establish the Beijing CIBT School of Business. The Company’s revenue from its operations in China will be significantly impacted by the loss of this agreement.

During the last three completed financial years, the Company raised gross proceeds of approximately $4,125,698 through two private placements.

During the most recently completed financial year, the Company and its subsidiaries entered into transactions including the following:

1.
Agreement with Southpointe Academy, a top five ranked K to 12 school in British Columbia, to act as Southpointe’s exclusive global recruitment partner.  Under the agreement, CIBT is granted the exclusive rights to recruit international and expatriate students in Canada to Southpointe Academy and earn a portion of the tuition fees paid by each recruited student.  In addition, the agreement further specifies that CIBT and Southpointe will develop academic preparation programs to prepare potential students for the pre-entrance exam at Southpointe.  All tuition for the academic preparation programs will be earned by CIBT.

2.
Cooperation agreement with DeVry University to allow students attending SSDC and KGIC campuses to complete their studies at DeVry University campuses in the United States.  As part of the agreement, DeVry University will fully recognize all courses students complete at SSDC and KGIC as credit towards the DeVry degree.

3.
Memoranda of understandings signed with 30 distinct universities and colleges in China to offer programs through the GLN.  Under the terms of the memoranda, CIBT will be supplying the curriculum, teaching the courses, and assisting with marketing and promotion, while the partner schools market the programs and use their facilities to provide a GLN classroom equipped with professional grade video conferencing equipment.

4.
Three tuition sharing agreements signed in the Philippines with Treston International College, Manuel S. Enverga University, and University of Baguio to offer AHL-EI and SSDC educational content.  The partner schools teach the curriculum, supply the facilities, and recruit the students, while CIBT provides the curriculum and textbooks.

5.
Two recruitment agreements signed with Mongolis-India Association for Education in Mongolia and Transinex PTE Ltd. in Singapore to recruit students for a three-in-one program in China, where students learn Chinese through the Open University of China, train in hospitality and tourism management through CIBT, and are placed in an internship with a prominent hotel in China.  The agreements stipulate that the recruiters earn a fixed portion of the tuition for each student they recruit.

DESCRIPTION OF BUSINESS

General

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, British Columbia. The Company’s current business operations include education and training, and media communications. The Company currently has four principal business units, being CIBT, SSDC, KGIC and IRIX. The Company’s education business is conducted through CIBT and its subsidiaries primarily in China, and other parts of Asia, through SSDC primarily in Canada and through KGIC in Canada, Asia, Spain and Mexico. CIBT’s educational operations are based in China. The educational operations of SSDC and KGIC are based in Canada. Through IRIX, the Company provides graphic design and advertising agency services to the Company’s various subsidiaries as well as third party clients in Canada and Asia. IRIX is based in Canada.

The Company generates revenues mainly from tuition fees from their education and training business in China and Canada. A small portion of the Company’s revenues are generated from service fees of graphic design and advertising business operated by IRIX. CIBT generated approximately 13% of the Company’s revenue in the 2010 fiscal year and approximately 7% in the 2011 fiscal year. SSDC represented approximately 66% of the Company’s revenue in the 2010 fiscal year and 53% of the Company’s revenue in the 2011 fiscal year. KGIC represented approximately 18% of the Company’s revenue in the 2010 fiscal year and 37% of the Company’s revenue in the 2011 fiscal year. The Company’s strategy is to continue their current programs, update and develop new programs, and continue to evaluate cost cutting and consolidation activities. The Company currently has approximately 5,126 students in 55 locations (inclusive of campuses, CIBT GLN Centers and licensees). On an annual basis the Company educated 11,301 students throughout the fiscal year. The Company has obtained all approvals from the Chinese authorities to conduct their education business in China and all approvals/accreditations from Canadian authorities to conduct their education business in Canada. There are a number of risk factors, described in detail under the section entitled “Description of Business - Risk Factors” in this AIF, which may adversely affect the Company’s ability to begin and sustain profitable operations.

Over the next twelve months, the Company’s plans are to:

●	further integrate the assets and personnel of KGIC into its operations, especially KGIC’s network of international recruiting offices and agents;

●	integrate any other assets or businesses acquired into its operations;

●	continue to consolidate and streamline the operations of CIBT, SSDC and KGIC;

●	continue building a network of new CIBT GLN Centers in additional Asian cities, and further develop its current programs, campuses and CIBT GLN Center locations;

●	increase revenues by increasing student enrollments at its campuses and CIBT GLN Center locations;

●	expand the presence of SSDC and KGIC in Asia through its CIBT GLN Centers;

●
enhance its product offerings by increasing the Company’s focus on the college preparation market and implementing a new program in Certified General Accountant combined with a  Bachelor degree in Canada and Asia;

●
increase the conversion rates of English language students at KGIC (and all of its other schools) into taking longer, potentially degree-granting, programs at SSDC and other schools within in its system;

●	continue to develop closer marketing and cross-selling relationships between SSDC, CIBT and KGIC in order to encourage more Chinese and foreign students to come to SSDC’s Canadian campuses to study;

●	maintain strong relationships with its CIBT GLN Center and campus location facility and educational service providers, as well as with the Chinese authorities; and

●	continue to promote its businesses and brands.

Over the twelve months ending August 31, 2012, the Company estimates its expansion expenses will be approximately $1,000,000. As of August 31, 2011, the Company had $6,456,568 in cash and cash equivalents on hand.  Therefore, the Company may need additional capital to fully carry out its proposed expansion plan, and it may not be able to further implement its business strategy unless sufficient funds are raised, which could cause the Company to scale back its proposed plans or discontinue its expansion.

Production and Services

(i) Operations of CIBT, SSDC and KGIC

Programs

CIBT is a post-secondary education provider in China. The details of the programs offered are as follows:

Name of Program	Duration of Program	Description
Information Technology Program (IT program)	Three years	CIBT offers IT diplomas in multimedia design, software engineering and applied service management. The IT program consists of 20 courses.
Automotive Technical Training Programs (auto training programs)	From three months to three years
The auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short-term program (three months), a mid-term program (eighteen months) and a three-year program.

Corporate and Executive Training Program (CET program)	Three years
The CET program aims to provide managers or senior officers with organizational and interpersonal skills that will allow them to work effectively with others and adapt to a culturally diverse business environment. Students will learn American management skills and modern business dynamics to develop their capacity to work under pressure and build leadership and coaching skills.

2+2 Program or 1+1 Program (Joint Program)	Two years or four years
CIBT offers two cooperative international bachelor degree programs, the 2+2 Program and the 1+1 Program. The 2+2 Program allows students to spend two years studying at the Company’s Shuanglong CIBT campus before completing the final two years at one of the overseas educational service providers’ campuses. The 1+1 Program allows students to study for one year at the Company’s Shuanglong CIBT campus and then spend the final year at one of the overseas educational service providers’ campuses.

English Program	From one month to four months
The English program is intended to assist students to develop listening and speaking skills and recognize and practice grammatical structures and sentence patterns.  CIBT offers three different schedules for this program, a one month intensive program, a three month part-time program and a weekends-only program that is conducted over the course of four months.

English Teacher Program	From three to nine months
CIBT provides a program to English instructors with high-intermediate to advanced proficiency in English.  The program focuses on topics inspired by current language teaching approaches, methods and practices and is designed to meet the changing needs and interests of students.

Business English Program	Three years	CIBT offers a diploma program in business English. The business English program focuses on business conversation, business issues, presentation skills and business document writing.
Hotel Management Program	From one to three years
CIBT’s hotel management program is designed to teach students all aspects of hotel management, including rooms, food and beverage, culinary, marketing and sales, conferences and catering. This program offers general courses such as business communications and computer skills to ensure students meet industry demand regarding technical and interpersonal skills.

Accounting Program	Three years
CIBT’s accounting program gives students the financial and planning information to solve management problems and provides the necessary skills to help students develop, improve, and implement operating procedures in a management accounting context.

SSDC provides the following education programs and services in Canada, the Philippines, Jamaica and Korea:

Name of Program	Duration of Program	Description
Business Program – BBA	Four years
The Bachelor of Business Administration provides full coverage of the following functional areas of business: Accounting, Finance, Production, Marketing, Industrial Relations, Law and Human Resources Management.  Additional concentrations in Marketing and Human Resources are also available.

Certified General Accountant Program (up to CGA Level 4)	Four years
The Certified General Accountant Program in combination with the Bachelor Degree in Accounting offered by SSDC allows students to complete this combined accounting program in four years rather than the usual six years required to complete both programs.

Business Program – Diploma	12 to 45 weeks
Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator, Professional Business Management, Tourism Hospitality Management and Flight Attendant.

Health Sciences & Social Development – Diploma	27 to 50 weeks
The Faculty of Health Science & Social Development provides programs in: Community Support Worker (Assisted Living and Social Services), Early Childhood Education (Basic and Post-Basic), Pharmacy Technician, Practical Nursing, Resident Care Attendant and Spa Body Therapy.

Trades & Applied Technology – Diploma	26 weeks to 1 year	The Faculty of Trades & Applied Technology provides the following programs: Residential Construction Framing Technician, Construction Electrician – Level 1 and 2, and Electrical Apprentice Training.
International Studies	25 to 45 weeks	International Studies provide programs in International Hospitality Management, International Trade & Business Management, and International Trade Diploma.
Accelerated Programs	12 to 24 weeks
Accelerated Programs include Business Management & E-Commerce, Business Administration, Legal Secretary, Medical Office Assistant, Pharmacy Technician, Professional Business Management, Tourism and Hospitality Management, and Payroll Administrator.

KGIC provides the following programs primarily in Canada:

Name of Program	Duration of Program	Description
Business Management Diploma and Certification Programs	3 to 25 weeks
The Business Management Diploma and Certification Programs offer both experienced professionals and newcomers to business training in areas of business, including accounting, finance and marketing.  Programs include field trips and expert industry guest speakers.  There is also an opportunity for a practicum.

Hotel Management AHL-EI Diploma and Certification Programs	8 to 36 weeks
The Hotel Management Diploma and Certification Programs offers students training in hotel management, including rooms, food and beverage, and marketing and sales. The program uses world-recognized AHL-EI curriculum taught by AHL-EI accredited instructors. In addition to a diploma, students receive AHL-EI certificates throughout the program for completion of modules.  There is also an opportunity for a practicum.

International Office Management Diploma Program	12 to 16 weeks
The International Office Management Diploma Program offers training in the use of office technology, office management skills, and communication skills. This program prepares students for the world of business, office administration, or small business management. The office management program is offered in three main course components: Office Management, Business English, and Information Technology.

Interpreting and Translation Diploma Programs (ITDP)	8 weeks
The Interpreting and Translation Diploma Programs offer training in interpreting and translating English, Korean and Japanese languages. The translation programs are taught by a team of native Canadian English speakers and qualified Korean and Japanese multi-lingual instructors. A bonus component includes one-on-one counseling to discuss individual progress and performance.

English Preparation for Interpreting and Translation Program	4 weeks
English Preparation for Interpreting and Translation is a preparation program designed to prepare students for the advanced ITDP-Korean program and offers training in interpreting and translating English and Korean languages.

Power Speaking and Modern Media Program	4 to 8 weeks
The Power Speaking and Modern Media (PMM) program offers training in public speaking and the media and are designed to improve communication skills while exploring the world of modern media. PMM uses current events, popular culture, movies and television to help students express themselves with confidence, ease and accuracy. This program also offers students the chance to develop professional presentation skills. Bonus component includes direct error correction, videotaping and feedback during role-plays and presentation exercises.

IELTS English Testing Program	4 to 12 weeks
IELTS is the world's leading English test, used by organizations, government agencies, universities and colleges through-out the world. This program is designed to assist students in preparing for this test and to improve their overall English skills.

TOEFL Test of English as a Foreign Language	4 to 8 weeks
The Test of English as a Foreign Language is designed to assist students to prepare for the TOEFL test and provides exercises in grammar, listening, reading and composition. TOEFL also includes one-on-one after school counseling, and immediate feedback and error correction. Bonus component includes school placement counseling for students interested in attending university in North America.

First Certificate in English Cambridge Program	4 to 12 weeks
The FCE Cambridge test preparation program is designed for students to practice listening and reading comprehension, writing, speaking, grammar, vocabulary and phrasal verbs and improve their general English skills through exam relevant content such as real English used in everyday work, study and leisure situations.

Advanced Business Management Diploma Program	52 weeks	The Advanced Business Management Diploma Program formally integrates a student's academic studies with paid or unpaid work experience in partner companies.
Advanced Hotel Management AHL-EI Diploma Program	60 weeks
The Advanced Hotel Management Diploma Program is a co-operative education option that includes all the components of the Hotel Management Diploma Program but also offers students an opportunity to gain experience in the work place.

English as a Second Language Program	Weekly intakes
The English program is designed to help students improve in all skill areas including grammar, reading, writing, speaking, listening and pronunciation.  With a unique flexible level structure, the KGIC system allows students to study at a level that directly corresponds to their ability in each skill area.

Power Writing and Journalism Program	8 weeks
The Power Writing for Journalism and Publishing Program is designed to help upper, intermediate or advanced international students enhance and advance their writing skills.  The course uses modern published media (including current newspapers, magazines and blogs) as templates to help students pursue their goal of fluent written English.

Business English Diploma Program	4 to 12 weeks
The program is primarily a communications course targeting all students working in an English-speaking business environment. As a communications course, the program offers the traditional polishing of writing and speaking skills and focuses on business conversation, business issues and presentation skills.

Student Enrollment Statistics

During the fiscal year ended August 31, 2011, the number of student starts in China was 1,808, and the student population in programs offered by CIBT was 1,970, the number of annual student starts in programs offered by SSDC was 2,740 and the number of annual student starts in programs offered by KGIC was 6,753.  A student start is defined as the number of students who registered with the school (and took classes) at any time during the fiscal year.  Student population is defined as the total number of students currently registered (and taking classes) at the school on any specified date.

The Company acquired SSDC in December 2007 and KGIC in March 2010, which resulted in a significant growth in the number of students enrolled in the Company’s programs. With respect to KGIC, a large number of its students take English programs that can run anywhere from four to twelve weeks. Once their English program is finished and a new English student is enrolled, that new student will also count as a start, even though the total number of students actually taking classes at the time (i.e. total student population) has not increased. As a result, total student starts for a year for KGIC significantly exceeds the total student population at KGIC at any given time due to the relatively large percentage of KGIC students that are enrolled in shorter-term English programs. This is true to some extent at SSDC as well, but not nearly at the same level as at KGIC.

In contrast, most of CIBT’s students are enrolled in courses that are one year (or longer) in length with the exception of the AHL-EI programs, so this phenomenon is not very pronounced at CIBT. Due to this anomaly, the Company generally reports total student population figures (as opposed to total annual student start figures) for CIBT, but total annual student starts for KGIC and SSDC. As a result, the reader must be careful to discern between mixing the two when evaluating enrollment figures presented using these two different types of enrollment reporting mechanisms.

Presented below is a chart indicating total annual student starts, as well as total student population figures, for each of the Company’s schools. Due to the higher proportion of shorter-term students at KGIC, the disparity between total annual student starts and total student populations is greater for KGIC than for the other two schools. Accordingly, it is the Company’s strategy going forward to encourage more English language students at KGIC to take longer-term (vocational and business) diploma and degree programs at SSDC and potentially other schools that the Company owns, which over time, due to the accumulation of these students into the total student population figures, should increase the total student population at KGIC, which the Company believe would increase its overall revenues and net income on a consolidated basis.

	Total Annual Student Starts (9/1/2010 – 8/31/2011)	Total Student Populations as at 8/31/2011
CIBT	1,808	1,970
SSDC	2,740	1,560
KGIC	6,753	1,596
Total	11,301	5,126

Tuition Fees

Tuition fees for CIBT’s various programs in China are as follows:

Name of Program	Duration of Program	Tuition Fee (1)
Information Technology Program (IT program)	Three years	$1,800 per year
Automotive Technical Training Programs (auto training programs)	From three months to three years	Wyotech Institute(2) programs: $315 for three months program; $2,100 for eighteen month program; Weifang University program: $1,800 per year
Corporate and Executive Training Program (CET program)	Three years	$1,800 per year
2+2 Program or 1+1 Program (Joint Program)	Two years or four years	$5,500 per year for 2+2 Program; $3,800 per year for 1+1 Program(3) Some students will continue their study in SSDC’s business programs
English Program	From one month to four months	$50 to $80 per month
English Teacher Program	From three to nine months	$50 per month
Business English Program	Three years	$1,800 per year
Hotel Management Program	From one to three years	From $80 per course to $4,100 per year
Accounting Program	Three years	$1,800 per year

(1)	Tuition fees are shown on a gross basis in Canadian currency.

(2)	Wyotech Institute is a subsidiary of Corinthian Colleges, Inc.

(3)
The Company only receives payment of tuition for its 1+1 master’s and 2+2 bachelor’s degree programs for the periods of time that the students actually spend at a CIBT owned/operated institution. The portion of tuition revenue related to the time that the student spends overseas at the facilities of an educational service provider are retained by that educational service provider, and CIBT does not share in any of those revenues. However, CIBT receives a referral fee for students sent to these overseas institutions.

Tuition fees for SSDC’s various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Program – BBA	Four years	$2,880 per semester for local students; $4,000 per semester for international students (less a 20% agency fee)
Certified General Accountant Program	Four years	$6,450 per semester for local students
Business Program – Diploma	12 to 45 weeks	$203/week
Health Sciences & Social Development – Diploma	27 to 50 weeks	$256/week
Trades & Applied Technology – Diploma	26 weeks to 1 year	$280/week
International Studies	25 to 45 weeks	$203/week
Accelerated Programs	12 to 24 weeks	$203/week
ESL Programs	4 to 52 weeks	$800/week

Tuition fees for KGIC College’s various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Management Diploma Programs	3 to 25 weeks	$1,000 for 3 weeks to $7,000 for 25 weeks
Hotel Management AHL-EI Diploma Program	8 to 36 weeks	$2,860 for 8 weeks to $11,460 for 36 weeks
International Office Management Diploma Program	3 to 16 weeks	$940 for 3 weeks to $3,690 for 16 weeks
Interpreting and Translation Diploma Programs	8 weeks	$2,880
English Preparation for Interpreting and Translation Program	4 weeks	$1,500
Power Speaking and Modern Media Program	8 weeks	$2,800
IELTS English Testing Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
TOEFL Test of English as a Foreign Language	4 to 8 weeks	$1,320 for 4 weeks to $2,640 for 8 weeks
First Certificate in English Cambridge Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
Advanced Business Management Diploma Program	52 weeks	$7,000
Advanced Hotel Management AHL-EI Diploma Program	60 weeks	$11,460
English as a Second Language Programs	4 to 73 weeks	$1,260 for 4 weeks to $12,850 for 52 weeks
Power Writing and Journalism Program	8 weeks	$2,880
Power Speaking and Modern Media Program	4 to 8 weeks	$1,440 for 4 weeks to $2,880 for 8 weeks
Business English Diploma Programs	4 to 12 weeks	$1,500 for 4 weeks to $3,690 for 12 weeks

Campuses

CIBT provides its programs from the four campuses listed below:

Campus	Establishment or Starting Date	Size (Square Feet)	Location	Facility Arrangement
Beijing University of Technology West Campus	September 1999	20,000 (exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. CIBT pays 15% of revenues for this facility.
Shuanglong CIBT Campus	September 2002	107,000 (exclusive occupation)	Beijing	CIBT pays 6% - 18% of revenues for this facility, depending on the program. This campus will be closed in February 2012.
CIBT Beihai International College	May 2005	20,000 (exclusive occupation)	Weifang, Shangdong province
This facility is on the grounds of Weifang University. CIBT previously paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. CIBT is not obliged to pay any additional costs for this facility until 2014.

CIBT WyoTech Automotive Institute	July 2011	6,000 (exclusive occupation)	Weifang, Shangdong province	CIBT pays approximately $10,769 per year for this facility.

The Company also provides its programs and services in China at its CIBT GLN Centers which are organized within an established local university or college through cooperation agreements between us and the respective university or college.  The cooperating university or college provides its facilities to the Company while the Company renovates classrooms and provide video conferencing equipment.  Each of these CIBT GLN Centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American instructors with Chinese students in a live and real time video conference environment.  Using video conferencing technology, the Company plans to centralize its programs at its Vancouver and Beijing studios, and reduce the need for instructors to travel abroad to CIBT GLN Center locations.

The Company has established or is establishing the following CIBT GLN Centers, which are run from leased or revenue shared facilities:

CIBT GLN Center	CIBT Center Facility Provider	Location	Size (Square Feet)
Weifang GLN CIBT Center, China	Weifang Commercial School	Weifang, Shangdong Province, China	2,500 (exclusive occupation)
Jinhua CIBT GLN Center, China	Jinhua Career & Technical College	Jinhua, Zhejiang Province, China	2,500 square feet (exclusive occupation)
Zhangzhou, CIBT GLN Center, China	Zhangzhou Normal University	Zhangzhou, Fujian Province, China	2,500 square feet (exclusive occupation)
Weifang CIBT GLN Center, China	Weifang Technician College	Weifang, Shangdong Province, China	2,500 square feet (exclusive occupation)

As of August 31, 2011, the Company had four CIBT Center Facility Providers.

Information about the CIBT Center Facility Providers and the CIBT Center Facility Provider agreements is set out in the table below:

Name of CIBT Center Facility Providers	Duration of CIBT Center Facility Provider Agreements	Termination Provision	Payment Term (Average CIBT Center Facility Provider’s Costs as Percentage of Tuition)
Weifang Commercial School	From August 14, 2007 to August 14, 2022	Renewal to be decided 6 months before expiration	To be defined according to the specific program agreement
Jinhua Career & Technical College	From December 5, 2007 to November 30, 2022	Renewal to be decided 6 months before expiration	To be defined according to the specific program agreement
Zhangzhou Normal University	From January 2009 to Dec 31, 2023	Renewal to be decided 6 months before expiration	To be defined according to the specific program agreement
Weifang Technician College	From January 15, 2010 to July 31, 2025	Renewal to be decided 6 months before expiration	Net income to be distributed as to 50% to each party

CIBT has joint program schools at the 14 locations in China as listed below. The majority of these are related to its AHL-EI hotel and tourism programs:

Joint Program Schools	Location
CIBT AHL-EI Kunming Center	Kunming, Yunnan Province
CIBT AHL-EI Joint Program Guizhou	Guizhou, Guizhou Province
CIBT AHL-EI Joint Program at Beijing Hospitality Institute	Beijing
CIBT AHL-EI Joint Program Chongqing	Chongqing, Sichuan Province
CIBT AHL-EI Joint Program in Sichuan University-Suzhou	Suzhou, Zhejiang Province
CIBT AHL-EI Joint Program Sichuan-Chengdu	Chengdu, Sichuan Province
CIBT Joint Program in Changsha	Changsha, Hunan Province
CIBT AHL-EI Joint Program in Shengyang	Shenyang, Liaoning Province
CIBT AHL-EI Joint Program in Sanya	Sanya, Hainan Province
CIBT AHL-EI Joint Program in Shenzhen	Shenzhen, Guangdong Province
CIBT AHL-EI Joint Program in Wuhan	Wuhan, Hubei Province
CIBT AHL-EI Joint Program in Zhengzhou	Zhengzhou, Henan Province
CIBT AHL-EI Joint Program in Shenzhen Fuyou	Shenzhen, Guangdong Province
CIBT AHL-EI Joint Program Guangzhou	Guangzhou, Guangdong Province

In 2011, CIBT signed agreements or memorandums of understanding with the following institutions to deliver CIBT programs using its video conferencing GLN at partners’ campuses:

Baotou Normal University	Baotou, Inner Mongolia
Beijing Gucheng Tourism Vocational College	Beijing
China International Travel Service	Beijing
Chongqing Light Industry Polytechnic College	Chongqing
China Central Radio & TV University	Beijing
Grand Skylight Catic Hotel Beijing	Beijing
Guangzhou University, Guangdong Boya	Guangzhou, Guangdong
Guangdong Zhaoqing College	Zhaoqing, Guangdong
Guizhou Puruisiting Hotel Management Company	Guizhou
Guizhou Xingke Hotel Management Company	Guizhou
Hainan College of Business and Economics	Hainan
Hainan Labor Bureau HR Development	Hainan
Hangzhou Xingang Education Training Corporation	Hangzhou, Zhejiang
Zhejiang University	Zhejiang
Hebei Radio & TV University	Hebei
Henan Radio & TV University	Henan
Xiangxi Congwen Education Group	Xiangxi
Ningbo Vocational and Technology College	Ningbo
Nuoshan Investment Consulting Company	Nuoshan
Ordos Vocational High School	Inner Mongolia
Phoenix Hotel Management Company	Guangzhou, Guangdong
Shanghai Huamao Learning Institute	Shanghai
Hebei Normal University	Hebei
Taiyuan Foreign Language Association	Taiyuan, Shanxi
Wuhan Chutian Education Consulting Company	Wuhan, Hubei
Yunnan Education Exchange Centre	Yunnan

SSDC provides its programs from the 17 campuses listed below:

Name of Campuses	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Port Coquitlam Head Office	Port Coquitlam	8,038	April 2016	$89,456
Abbotsford	Abbotsford	4,800	June 2016	$72,000
Chilliwack	Chilliwack	5,714	November 2012	$57,597
Courtney1	Courtney	3,850	March 2012	$49,088
Duncan1	Duncan	3,106	November 2012	$40,378
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,895	October 2013	$76,635
Kelowna	Kelowna	5,493	May 2012	$52,184
Maple Ridge	Maple Ridge	4,031	May 2014	$32,248
Nanaimo	Nanaimo	5,895	September 2013	$94,320
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Penticton	3,840	July 2014	$42,240
Prince George1	Prince George	5,734	January 2012	$48,000
Surrey	Surrey	6,000	July 2012	$65,700
Downtown	Vancouver	9,861	September 2012	$162,707
Vernon1	Vernon	4,850	February 2013	$48,500
Victoria	Victoria	11,700	June 2013	$163,800

1       These leases will not be renewed upon expiration.

SSDC provides a number of its programs through SSDC Centers located primarily in foreign countries. As the number of the Company’s schools grows on a corporate-wide basis, it is the Company’s intention to provide SSDC’s vocational (and potentially degree-granting) programs through collaborative alliances in many countries in Asia and potentially around the world. Currently the Company provides courses through one SSDC Center in Canada and three SSDC Centers in the Philippines:

Centers	Facility Provider	Location
SSCC Career Coaching Center, Canada	Sprott-Shaw Community College	Surrey, Canada
Quezon SSCC Center, Philippines	Far Eastern University	Quezon, Philippines
Manila SSCC Center, Philippines	Far Eastern University	Manila, Philippines
Silang SSCC Center, Philippines	Far Eastern University	Silang, Philippines

SSDC also has joint program schools under development at the following locations:

Joint Program Schools	Location
Sprott-Shaw Vietnam Joint Program	Hanoi, Vietnam
Sprott-Shaw Jordan Joint Program	Amman, Jordan

KGIC provides its education programs and services in Canada at the eight campuses listed below, all of which are leased:

Campus	Size (Square Feet)	Location
KGIC Vancouver Campus	22,295	Vancouver, British Columbia, Canada
KGIC Vancouver Business College Campus	14,071	Vancouver, British Columbia, Canada
KGIC & KGIC Business College Victoria Campus	10,961	Victoria, British Columbia, Canada
KGIC Surrey Campus	9,152	Surrey, British Columbia, Canada
KGIC Toronto ESL Campus	12,435	Toronto, Ontario, Canada
KGIC Toronto Business Campus	8,610	Toronto, Ontario, Canada
KGIC Canada TESOL Campus	8,208	Vancouver, British Columbia, Canada
KGIC Halifax Campus	5,007	Halifax, Nova Scotia, Canada

KGIC operates international recruiting offices in the six countries listed below. Personnel in these international recruiting offices manage networks of international agents providing students for KGIC, and also recruit students directly for KGIC. They also assist with market research and evaluating the potential of establishing joint programs within their respective countries of operations. The Company intends to utilize this network of international recruiting offices and international agents in order to provide international students for not only KGIC but also for enrollment into CIBT’s and SSDC’s programs. In this regard, the Company believes that the addition of this strong international recruiting network may have a significant effect on future enrollments into its entire consolidated group of companies. All international recruiting offices listed below are located in leased facilities:

Recruiting Office	Location
KGIC International Office Mexico	Mexico City, Mexico
KGIC International Office China	Shanghai, China
KGIC International Office Japan	Tokyo, Japan
KGIC International Office Korea	Seoul, Korea
KGIC International Office Taiwan	Taipei, Taiwan
KGIC International Office Spain	Valencia, Spain

Program Licenses

In addition to offering its own programs, CIBT is also the exclusive licensee (with the ability to sublicense) for the entire proprietary hotel curriculum of the AHL-EI for China and the Philippines. These licenses expire in December 2012 and the renewal cost is an upfront fee of $25,000 for a five year term. AHL-EI is a well-respected program for hotel and tourism management in the United States. CIBT is also the exclusive licensee in China for the Wyotech automotive technician curriculum which it licenses from Corinthian Colleges of the United States. This license expires in October 2015. Wyotech is one the oldest and largest providers of high-end automotive technician training schools in North America. CIBT believes that relationships such as these with well known western-oriented industry brands provide it with a significant competitive advantage as it seeks to grow its business in China, Asia and other countries.

Educational Service Providers

In addition to the SSDC and KGIC campuses that the Company owns in Canada, the Company generally employs a partnering strategy for its other campuses, centers and joint program schools (and this includes all of its educational locations in China) in order to physically deliver its educational services to its students. Accordingly, the Company has entered into numerous arrangements with organizations and institutions in China, Canada, Korea, Vietnam, Jamaica, Australia, New Zealand, Switzerland, the Netherlands, the Unites States, the United Kingdom, and other countries, the terms of which range from offering its own programs and services, to delivering programs prepared by these institutions, to developing programs (and/or joint programs) for these institutions, and allowing student exchanges through the Company’s 1+1 master’s, 2+2 bachelor’s and University College Prep programs, with other educational institutions located around the world.

These institutions and the joint programs and arrangements that the Company has arranged with them serve as the primary basis for providing its 1+1 master’s and 2+2 bachelor’s degree programs, as well as many of the college preparation and hotel and tourism programs that it offers around the world (including in China). These do not include the SSDC and KGIC campuses in Canada that the Company owns directly (as the Company is essentially its own educational service provider site hosts at the Canadian locations), but do include all of the CIBT and SSDC centers, as well as joint program schools, as described above. These educational service provider locations primarily serve as the international component of many of the programs that the Company offers. The Company’s revenue sharing models differ greatly among these many different programs and locations, and some of them result in no direct payments of tuition at all to CIBT (although the Company is beginning to enter into negotiations with some of these providers in order to obtain referral fees for students that it refers to them; however, the potential outcomes of such negotiations cannot be predicted at this time and should not be relied upon as a potential future source of revenues by any reader of this AIF). Nevertheless, the Company believes that this broad international network is a significant competitive advantage for the Company, and provides its students with unique multinational educational opportunities offered by it.

While the Company does not own, lease or directly control many of these sites, it is the Company’s intention to continue expanding its network of international educational service provider locations as an accommodation to its students in order to facilitate their international educational desires, while also seeking to acquire additional offshore institutions in order to retain as large a percentage of student tuition payments as possible within institutions that the Company owns or controls directly (or with which it may negotiate referral fees in the future). The Company’s acquisition of SSDC was the first step in the process of owning its own destination offshore educational facilities, subsequent to which the Company has continued to expand its international network of third party institutions in order to provide the widest possible array of international educational offerings to its students.

The chart listed below details the full array of the Company’s relationships with international educational service providers, as well as the countries in which it has agreements and the programs offered therein:

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Australia	La Trobe University	2+2 Bachelor Degree Program	CIBT
	William Blue College	2+2 Bachelor Degree Program	CIBT
	La Trobe University	University Prep Program	CIBT
	University of New South Wales	University Prep Program	CIBT
	University of Wollongong	University Prep Program	CIBT
	University of South Australia	University Prep Program	CIBT
	Macquarie University	University Prep Program	CIBT
Canada	Thompson Rivers University`	2+2 Bachelor Degree Program	CIBT
	Sprott-Shaw Degree College	2+2 Bachelor Degree Program	CIBT
	York University	University Prep Program	CIBT
	Seneca College, Toronto	University Prep Program	KGIC
	Centennial College, Toronto	University Prep Program	KGIC
	Algonquin College, Ottawa	University Prep Program	KGIC
	Sheridan College, Oakville, Toronto	University Prep Program	KGIC
	University of PEI	University Prep Program	KGIC
	University of New Brunswick	University Prep Program	KGIC
	University of Victoria, BC	University Prep Program	KGIC
China	Weifang Commercial School	Business Program	CIBT
	Jinhua Career & Technical College	English Training, Business Program	CIBT
	Zhangzhou Normal University	English Training, Business Program	CIBT
	Weifang Technician College	English Training, Business Program	CIBT
	Weifang University	English Training, IT Programs, Automotive Training Programs, Corporate and Executive Training, Business English Training, Accounting Program	CIBT
	Kunming Youzi Training Centre	AHL-EI Program	CIBT
	Guizhou China Tourism Corp.	AHL-EI Program	CIBT
	Beijing Hospitality Institute	AHL-EI Program	CIBT
	Chongqing Jinxiuqiancheng Education Consulting Company Ltd.	AHL-EI Program	CIBT
	Sichuan University Suzhou Academy	AHL-EI Program	CIBT
	Changsha Liyou Education Consulting Company Ltd.	AHL-EI Program	CIBT
	Shenyang Bohiu Education Training Center	AHL-EI Program	CIBT
	Sanya Tech Vocational College	AHL-EI Program	CIBT
	Shenzhen Qijian International Hotel Training Institute	AHL-EI Program	CIBT
	Wuhan Jinhe Hotel Management Company Ltd.	AHL-EI Program	CIBT
	Zhengzhou Junyue Culture Media Company Ltd.	AHL-EI Program	CIBT
	Shenzhen Fuyou International Education Investment Company Ltd.	AHL-EI Program	CIBT
	CIBT Beijing School of Business	2+2 Business Program	SSDC

Jordan	Canadian-Jordanian Institute	Business Programs	SSDC
Malaysia	Help University College	2+2 Bachelor Degree Program	CIBT
Netherlands	Hanze University Cronigen	2+2 Bachelor Degree Program	CIBT
New Zealand	UNITECH Institute of Technology	2+2 Bachelor Degree Program	CIBT
Philippines	Maridian International Business & Arts College	2+2 Bachelor Degree Program	CIBT
	Far Eastern University	Allied Health Care, Hotel and Tourism Management	SSDC
	Manuel S. Enverga University Foundation	Allied Health Care, Hotel and Tourism Management	SSDC
	Treston International College	Hotel and Tourism Management, Accounting/information technology, international trade and business	SSDC
	University of Baguio	Hotel and Tourism Management	SSDC
Switzerland	International Hotel Management School	2+2 Bachelor Degree Program	CIBT
U.K.	The University of Portsmouth	2+2 Bachelor Degree Program	CIBT
	London Hotel School	2+2 Bachelor Degree Program	CIBT
	University of Derby	2+2 Bachelor Degree Program	CIBT
	Lancaster University	University Prep Program	CIBT
	Bangor University	University Prep Program	CIBT
	University of Essex	University Prep Program	CIBT
	Swansea University	University Prep Program	CIBT
	Portsmouth University	University Prep Program	CIBT
U.S.	California State University, Sacramento	2+2 Bachelor Degree Program	CIBT
	Detroit University Mercy	2+2 Bachelor Degree Program	CIBT
	Johnson and Wales University	2+2 Bachelor Degree Program	CIBT
	Purdue University	University Prep Program	CIBT
	University of California	University Prep Program	CIBT
	Michigan State University	University Prep Program	CIBT
	Detroit University Mercy	University Prep Program	CIBT
	Kansas State University	University Prep Program	CIBT
	Patten University	Pre-Masters Program	CIBT
	Northeastern State University Oklahoma	Pre-Masters Program	CIBT
	Wyotech Institute	Automotive Training Programs	CIBT
	National University, San Diego	University Prep Program	KGIC
	Antioch University	2+2 Business Program	SSDC
	Lawrence Technological University	Pre-EMBA Program	SSDC
	AHL-EI (American Hotel and Lodging Educational Institute)	Hotel and Tourism Management	SSDC

Target Customers

The Company’s target students for its schools are recent high school graduates or adults working in urban centers.  The Company believes that its core educational programs in business, hotel and tourism management, and healthcare represent large and growing markets with attractive employment opportunities.

The Company believes prospective students are attracted to its schools due to its brand name, the quality of its programs, its relatively long operating history in the private education sector, its extensive international network and its ability to provide training which is relevant in obtaining jobs from multinational corporations and other employers in China and elsewhere. The Company’s subsidiaries employ a variety of marketing and recruiting methods to attract students and increase enrollments. CIBT uses recruitment channels such as recruiting agents, direct recruitment from government colleges and student referrals.  CIBT also relies on Internet and newspaper advertising.  SSDC’s student recruitments are generated through a combination of recruiting agents and student referrals and SSDC relies on traditional marketing methods including radio, television, newspaper and bill board advertising.  KGIC primarily relies on recruiting efforts through a network of overseas recruiting agents and government sponsorship programs as well as student referrals.

Governmental Approvals

CIBT’s educational operations in China require approvals from various Chinese government authorities. In order to open its campuses and/or offer its educational programs, CIBT obtained approvals from the following Chinese authorities:

●
Ministry of Education – The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in China.

●
Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

●
Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes the approvals obtained for each of its campuses and for the programs provided at each campus. No government approvals are needed for the CIBT GLN Centers:

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus (to be closed in February 2012)	Beijing, Capital of China	2+2, 1+1, Business program	Beijing Education Committee	December 19, 1999	Renewal not required 1
Beijing University of Technology West Campus	Beijing, Capital of China	Business program – bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required 1
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto training program	Shangdong Provincial Government	October 31, 2004	Renewal not required
CIBT WyoTech Automotive Institute	Weifang, Shangdong province	Auto training program	Shangdong Education Committee	December 14, 2006	Renewal not required1

1.CIBT does not need to renew the government issued approval, but is required to get a new approval for each new educational service provider.

The Company’s management is satisfied that it has applied for all necessary approvals to carry on its education activities in China.

SSDC and KGIC have obtained the following approvals/accreditations for their programs:

PCTIA:  PCTIA is the regulatory agency for private training institutions in the province of BC. PCTIA is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. PCTIA has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

CLPNBC: CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest.

Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

ITA: ITA is a provincial crown agency. It was established in 2004 and is responsible for managing BC’s industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of the Company’s businesses and the Province of British Columbia.

DQAB: DQAB was appointed by the Minister of Advanced Education and Labour Market Development who established criteria, in consultation with the board, to be applied when a private or out-of-province public institution applies for consent to provide degree programs or use the word “university” in British Columbia. The same program review criteria apply to new degree programs proposed by British Columbia public post-secondary institutions.

MTCU: In Ontario, MTCU are responsible for the administration of laws relating to education and skills training.

In British Columbia, all vocational programs costing over $1,000 and providing 40 hours of instruction are accredited by PCTIA.  SSDC’s Practical Nursing program is approved by CLPNBC. The Early Childhood Education program is approved by the Ministry of Children and Families.  The Trades Programs are approved by ITA.  All academic programs are approved by DQAB and allowed under the Ministry of Advanced Education. In Ontario, the Minister of Education and the MTCU are responsible for the administration of laws relating to education and skills training. KGIC’s business programs delivered in Ontario are certified and regulated by MTCU.

(ii) Operations of IRIX

Products and Services

IRIX provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

Description	Percentage of Overall Revenues
Graphic Design	45%
Marketing Consulting Service	15%
Production Services for print, video, film and multimedia	10%
Media Booking Agency	20%
Interior Design and Conceptual Space Design	5%
Interior Design and Product Design	2%
Other Services	3%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through good marketing of a defined image. Businesses today are facing old media fragmentation and an explosion of new media. IRIX works with clients to find a good solution to fulfill the promises of their brands or services through advertising, corporate identity, personal profile building, printing services, multimedia production, marketing support, website development, web application, online marketing, and internet advertising. IRIX’s experience and understanding of the Chinese market also allows it to target clients who intend to build a Chinese customer base.

IRIX focuses its marketing efforts on targeting clients in the following industries:

●	Real estate
●	Banking and Financial Services
●	Retail and Consumer Products
●	Food and Beverage Products
●	Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of Overall Revenues (%)	Percentage of Overall Clients (%)	Type of Major Clients
U.S. (mostly in California)	20	35	Financial institutions
Canada (mostly in Vancouver)	75	60	Real estate
Hong Kong	5	5	Goods providers, food and beverage manufacturers, and government agencies.

IRIX presently concentrates on marketing and offering its products and services to Vancouver real estate businesses.

Specialized Skill and Knowledge

The education and training business of the Company requires that it hire instructors with knowledge of the subjects taught as part of the programs offered by the Company.

Competitive Conditions

CIBT, SSDC and KGIC face competition from the following companies:

●	US or Canadian-based for-profit post-secondary and ESL education companies that offer educational services in Canada.

●	US or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.

●
For profit post-secondary education companies offering Chinese language training and professional training programs.  This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to the Company’s IT and Automotive Technical Training programs.  Examples of the Company’s competition in this segment include Nllt School and Aptech School (IT program). In Weifang alone, there are three other schools that provide automotive technical training programs: North China Auto School, Lan Xiang Career College, and DAZhong Auto School.

●
Not-for-profit post-secondary education companies that offer western-style educational programs.  These are typically joint ventures established between U.S. or European universities and Chinese universities, and are generally offered in the larger cities. There are currently a large number of these arrangements in China, and they pose the biggest competitive threat to the business programs the Company offers. For instance, in Beijing, both Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide business programs which are comparable to those offered by the Company.

●
Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by of the Chinese government. However, despite not offering programs based on the western education style, their programs are in high demand and they are one of the Company’s significant competitors.

●
Online education companies offerings including download and self-study, language based one-on-one video conference teaching using low cost personal computers, and American and Canadian universities (such as Simon Fraser University and Richard Ivey School of Business) who use video conferencing equipment to deliver classes within their system of school, but do not operate outside of that system of schools.  This segment competes indirectly with the GLN infrastructure.

IRIX faces intense competition from a wide range of companies.  The advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of IRIX’s competitors have substantially greater financial and other resources.  It mostly competes with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, an aggressive price competition from existing or future competitors could result in the need to reduce prices or increase the Company’s spending and could result in a decrease in the Company’s revenues and profitability.

IRIX’s competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong.  Other advertising and graphic firms who compete in the real estate market include Traction Creative Communications and Fleming Creative Group.

Intangible Assets

The Company’s trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish its services from those of its competitors and contribute to its ability to compete in its target markets. The Company relies on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with its employees, lecturers, business partners and others, to protect its intellectual property rights. In addition, the Company requires its employees to enter into agreements with the Company under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are  the Company’s property and they should assign the same to the Company if it so requires.

The Company, directly or through its subsidiaries, owns the copyright to all of the contents of its websites, which include www.cibt.net, www.cibt.edu, www.cibt.ca, www.sprott-shaw.com, www.kgic.ca and www.irix-design.com. The Company also owns the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Tourism Training Institute, Concordia Career College and Modus International Language Institute.  To reduce replication and brand confusion, these brands are no longer in use: Pitman, Tourism Training Institute, Concordia Career College and Modus.  Operations from these prior acquisitions were fully amalgamated into the Company’s Sprott-Shaw operation.

In addition, the Company owns the following intangible assets, among others, related to its education programs and training services business, directly or indirectly through its subsidiaries:

●	licenses;
●	affiliation agreements;
●	recruiting agent agreements; and
●	course curriculum.

The Company’s intellectual property is subject to risks of theft and other unauthorized use, and the Company’s ability to protect its intellectual property from unauthorized use is limited. In addition, the Company may be subject to claims that it has infringed the intellectual property rights of others. The Company’s failure to protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

Cycles

The Company’s business is seasonal in nature as it fluctuates with the school terms of each subsidiary. As a result, the Company receives spikes in its revenues in September, which is the typical starting date for a student of SSDC, and in June, which is the busiest season for KGIC due to the significant increase in students through the summer camp programs.

Employees

Instructors

The Company’s various schools employ both full time and part instructors to teach their classes, and these instructor levels are provided below as at August 31, 2011:

	Full-time instructors	Part-time instructors	Total number of instructors
CIBT	5	30	35
SSDC	52	206	258
KGIC	42	135	177
Total	99	371	470

Total Employees

In addition to instructors, the schools each employ a number of people to provide administration, student counseling, placement, bursar and registrar functions, as well as marketing, admissions and enrollment, financial aid processing and other clerical, administrative, managerial and executive functions. Figures for these additional employees are presented below as at August 31, 2011:

	Total Instructors	Administrative and Other Employees	Total Employees
CIBT	35	60	95
SSDC	258	122	380
KGIC	177	60	237
Total	470	242	712

In addition, the Company’s head office in Vancouver employs seven full-time personnel who oversee its operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

IRIX

IRIX has a total of eleven employees working in the Company’s Vancouver office, including Alvina Leung, a director of IRIX, and Alvin Chu, the president of IRIX as well as 12 others employed as follows:

Function	Number of Employees
Marketing Director/Manager	2
Project Manager	1
Designers	5
Copywriter	1
Web Development	1
Account Executives	2

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the Vancouver office.

Properties of the Company

The Company currently rents its principal corporate office at 777 West Broadway, Suite 1200, Vancouver, British Columbia, Canada, V5Z 4J7. The office is comprised of 3,526 square feet of office space for which the Company pays annual rent of approximately $88,152. The Company’s rental agreement has a 60 month term from November 1, 2009 to October 31, 2014 pursuant to which it will pay annual rent of $88,152 for the first three years, increasing to $91,680 per year for the last two years. The Company currently uses about 2,000 square feet of the available office space, and records rent expenses of approximately $50,001 per year. The remaining 1,526 square feet is used by IRIX. IRIX will pay approximately $38,151 in annual rent for the first three years, increasing to $39,678 per year for the last two years, under the current rent agreement.

SSDC currently rents a corporate office at 1405 Broadway Street, Suite 200, Port Coquitlam, British Columbia, Canada, V3C 6L6. The office is comprised of 8,038 square feet of office space for which it pays annual rent of approximately $89,456. The rental agreement has an 82 month term from July 2009 to April 2016.

KGIC currently rents a corporate office at 1188 West Georgia Street, Suite 450, Vancouver, British Columbia, Canada.  The office is comprised of 8,200 square feet of office space for which it pays rent of approximately $25,028 per month.  The rental agreement expires on June 30, 2012.

The Company does not presently own any real property. The leased premises of CIBT range in size from approximately 15,000 square feet to approximately 107,000 square feet. The leased premises of SSDC range in size from approximately 1,900 square feet to approximately 12,000 square feet. The leased premises of KGIC range in size from approximately 4,800 square feet to approximately 21,000 square feet. The description of the Company’s business above provides information relating to these facilities.

Foreign Operations

Approximately 8% of the Company’s fiscal year ended August 31, 2011 revenues were generated through foreign operations. Most of the Company’s foreign operations are conducted in China and other parts of Asia.

Bankruptcy and Similar Procedures

Management of the Company is not aware of any legal proceedings contemplated by any governmental authority or any other party against the Company. None of the Company’s directors, officers or affiliates have (i) commenced legal proceedings against the Company, or (ii) have an adverse interest to us in any legal proceedings. Management of the Company is not aware of any other legal proceedings that have been threatened against the Company.

Reorganizations

The Company has the following direct subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia	100%	Provide education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
KGIC Business College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide English language education and training services primarily in Canada
IRIX	October 5, 1994	British Columbia	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

The following organization chart shows the Company’s direct and indirect subsidiaries:

On March 15, 2010, CIBT acquired substantially all of the operating assets of KGIC. See “Description of Business – Production and Services – Operations of CBIT, SSDC and KGIC” for more information about KGIC.

KGIC is one of the largest private English language training schools and business colleges in Canada, with eight campuses in British Columbia, Ontario and Nova Scotia, Canada and six international recruiting offices in China, Japan, Korea, Taiwan, Spain and Mexico. These international recruiting offices conduct market research for strategic planning purposes, develop and support their respective networks of independent recruiting agents in order to obtain student enrollments, they recruit students directly, and they facilitate the implementation of joint programs with other institutions.

KGIC provides a range of education programs and training courses in the areas of business management, hotel management, office management, and career training and publishing. It also provides a wide array of English language training courses including ESL, TESOL, public speaking and various forms of English language test preparation, among others. As of the fiscal year ended August 31, 2011, 66% of KGIC’s enrollment was in English-related courses generally lasting four to twelve weeks, and 34% was in business and other programs generally lasting one year or less.

Through KGIC Press, KGIC also focuses on curriculum development, which has led to a more efficient and structured publishing process over the years. As a result of the success of KGIC Press, KGIC also operates in the areas of curriculum publishing, custom-designing of program materials for various groups and institutions, graphic design, copy editing and printing for all departments of KGIC.

Risk Factors

Risks Related to the Company’s Business

The Company has experienced losses and may not maintain profitability.

Although the Company has had profitable quarterly and annual periods, it has also experienced losses in the past and it is possible it will experience losses in the future. In addition, the Company expects that its operating expenses and business development expenses will increase as it enrolls more students, open new campuses and develop new programs. As a result, there can be no assurance the Company will be able to generate sufficient revenues to maintain profitability.

The Company will need additional capital to fully carry out its proposed expansion plan, and it may not be able to further implement its business strategy unless sufficient funds are raised, which could cause the Company to scale back its proposed plans or discontinue its expansion.

The Company will require significant expenditures of capital in order to carry out its full expansion plan.  The Company plans to obtain the necessary additional funds from the sale of its securities or loans, if required.  However, there can be no assurance that the Company will obtain the financing required, or at all.  If the Company is not able to obtain the necessary additional financing, it may be forced to reduce, delay or cancel its planned activities or eliminate them altogether. Expending the Company’s cash resources on expansions could also negatively impact its current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should the Company suffer a decrease in revenues.

The expansion of the Company’s business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits the Company anticipates from these strategic transactions.

The Company intends to enter into acquisitions, joint ventures and other strategic transactions, directly or through its subsidiaries CIBT, SSDC and/or KGIC, as vehicles to build new campuses or schools to expand its education business in China and other countries.  The Company is always seeking out new business acquisitions, partnership opportunities and joint ventures to expand its operations.  The Company’s management is unable to predict whether or when any other future strategic transactions will occur.

Acquisitions, joint ventures or other strategic transactions may present financial, managerial and operational challenges, including but not limited to maintaining the consistency of the Company’s teaching quality and its culture to ensure that recognition of the Company’s brands does not suffer. The Company may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction.  Liabilities associated with an acquisition or a strategic transaction could adversely affect the Company’s financial performance.  Any failure to integrate new businesses or manage any new alliances successfully could adversely affect the Company’s reputation and financial performance.

The Company may not be able to improve the operating performance and financial results or lower the costs of services provided as planned.

While the Company believes that there usually are a number of opportunities to reduce operating costs and improve the financial results of businesses acquired by it, the Company cannot fully evaluate the feasibility of its plans until it controls the acquired business. The Company may not be able to achieve our planned operating improvements, cost reductions or expected synergies in our expected time periods, if at all.  In addition, some of the improvements the Company plans to implement may depend upon capital expenditure projects at the acquired business.  Such capital projects may not be completed in the Company’s expected time periods, if at all, may not achieve the results that the Company has estimated or may have a cost substantially in excess of the Company’s planned amounts.  This could materially adversely affect the Company’s results of operations and financial condition on a consolidated basis.

The Company’s students in Canada are subject to risks relating to financial aid and student loans.  A substantial decrease in government student loans, or a significant increase in financing costs for the Company’s students, could have a material adverse affect on student enrollment and financial results.

The Company’s students in Canada are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. If there are changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, the Company enrollment and/or collection of student billings may suffer, causing revenues to decline.

Students also receive a tax deduction for all or a portion of the amount of tuition paid by the individual in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a “full-time” or “part-time” basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of the Company’s students to enroll in its programs and if such tax credits were to be eliminated or reduced, the Company’s enrollment levels may decline, which could result in a decrease in its revenues.

If the Company is not able to have its campuses and education facilities in Canada certified as eligible educational institutions in accordance with the requirements of applicable student loan regulations at the federal and provincial levels, its students will not be eligible for student loans if they enroll in the Company’s programs and the Company could suffer from reduced enrollment levels, which would have a material adverse affect on the Company’s revenues.

As of August 31, 2011, approximately 46% of SSDC’s students received a form of government student financial assistance.  Private educational institutions must be certified on a campus by campus basis in order for their students to be eligible to apply for student loan and student grant funding. Certifications are valid for a period of up to five years, subject to review by the granting authority. There are also a number of administrative requirements that must be complied with in order to maintain an existing certification. SSDC employs a Manager of Student Services and two other staff members whose responsibilities include the oversight of each campus’ compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, SSDC’s head office and StudentAid BC each conduct semi-annual audits to verify that the campuses are in compliance. However, there can be no assurance that the Company’s campuses will be certified in the future or will maintain their existing certifications. If the Company were to lose certifications for a number of its campuses, the Company’s enrollment levels would in all likelihood decrease, which would negatively impact its results of operations and financial condition.

An increase in interest rates could adversely affect the Company’s ability to attract and retain students.

Some of the Company’s students finance their education through private loans that are not subsidized. If the Company’s students’ employment circumstances are adversely affected by regional, national or global economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase, the Company’s students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to the Company’s existing and prospective students, which could result in a significant reduction in the Company’s student population and revenues.

The Company’s quarterly results of operations are likely to fluctuate based on its seasonal student enrollment patterns.

The Company’s business is seasonal in nature and it receives the bulk of its cash flows at the beginning of each new school term.  Accordingly, the Company’s results in a given quarter may not be indicative of its results in any subsequent quarter or annually.  The Company’s quarterly results of operations have tended to fluctuate as a result of seasonal variations in its education business in China and Canada, principally due to seasonal enrollment patterns.  The Company’s fourth quarter results tend generally to be relatively low as few students are enrolled in courses over the summer.

The continued success and growth of the Company’s business depends upon recognition of its “CIBT”, “Sprott-Shaw”, and “KGIC” brands.  If the Company is not able to maintain and enhance its brands, its business and operating results may be harmed.

The Company believes that its history of successful operations and innovative course offerings such as its 1+1 master’s degree and 2+2 bachelor’s degree programs and ESL programs have increased recognition of the Company’s “CIBT”, “Sprott-Shaw” and “KGIC” brands and create a competitive advantage for the Company in its key markets.  In the future, the Company will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other markets in which the Company operates.  As the Company continues to expand its operations, maintaining the quality of its teaching and program offerings may be difficult to achieve.

The Company has initiated campaigns to promote its brands, but it cannot be certain that these efforts will continue to be successful.  If the Company is unable to further enhance its brand recognition and increase awareness of its programs and services, the Company’s business, financial condition and results of operations may be adversely affected.

The Company operates in a highly competitive industry, and competitors with greater resources could harm its business, decrease market share and put downward pressure on the Company’s tuition rates.

The post-secondary education market is highly fragmented and competitive. The Company competes for students with traditional public and private colleges and universities, other not-for-profit schools, including those that offer online learning programs, and alternatives to higher education, such as employment and military service.  Many public and private schools, colleges, and universities offer online programs.  The Company expects to experience additional competition in the future as more colleges, universities, and for-profit schools offer an increasing number of online programs.  Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools.  Accordingly, public and private nonprofit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices.  Some of the Company’s competitors in both the public and private sectors also have substantially greater financial and other resources than the Company.  The Company may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect its business, prospects, financial condition, and results of operations.  These competitive factors could cause the Company’s enrollments, revenues, and profitability to significantly decrease.

Compliance with rules and requirements applicable to public companies may cause the Company to incur increased costs, which may negatively affect its results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, NYSE Amex, Toronto Stock Exchange and Canadian securities regulators are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.  The Company is currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.  These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  The Company intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.  If the Company’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed.  The Company also expects that these new rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified directors to sit on the Board, particularly to serve on the Audit committee and the Company’s compensation committee, and qualified executive officers.

The Company may be negatively affected by increased operating costs as a result of KGIC’s unionization.

KGIC is currently in negotiation with a union representing approximately 40 ESL teachers from KGIC. There is no concluded discussion at this time and it is expected that reaching an agreement may take 3 to 6 months. When an agreement is reached the Company could be negatively affected through increased operating costs, which could have a material adverse effect on the Company’s results of operation and financial condition.

The Company conducts its business activities in various foreign jurisdictions, which exposes it to the risk of foreign investigations, claims and tax reviews.

The Company’s activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions.  In addition, the Company’s goals over the next 12 months include expanding its presence in some foreign jurisdictions.  As a result, the Company could be involved in various foreign investigations, claims and tax reviews that arise in the course of its business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favor.  Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes.  Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on the Company’s results of operation and financial condition.

The Company may be negatively affected by the recent global financial market and economic crisis.

The ongoing global financial crisis has adversely affected the United States and other world economies.  Although the Chinese government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought about by the global financial crisis, as the financial crisis has broadened and intensified, the growth of China’s overall economy has been negatively impacted.  In addition, the ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit and equity markets.  If these conditions continue or worsen, our cost of borrowing may increase and it may become more difficult to obtain financing for the Company’s operations or investments, which may adversely affect the Company’s business operations and implementation of its growth strategy.

Risks Related to Doing Business in China

The Company is exposed to currency exchange risk which could cause its reported earnings or losses to fluctuate.

The value of the RMB against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy.  On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar.  Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies.  This change in policy has resulted in an appreciation of the RMB against the Canadian dollar when put in place during the latter half of 2009 as both of these currencies have appreciated against the U.S. dollar as a result of the global economic credit crisis.  It is possible that the Chinese government could adopt a more flexible currency policy, which could increase the volatility of the exchange rate between the RMB and the U.S. dollar.  The Company can offer no assurance that the RMB will be stable against the U.S. dollar or any other foreign currency.

The Company’s functional and reporting currency is the Canadian dollar.  However, a substantial amount of the Company’s assets, liabilities, revenues and expenses are denominated in RMB.  As the Company’s Chinese business continues to grow, a greater portion of its revenues and costs are expected to be denominated in RMB.  As a result, the Company is exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar, including the RMB.  To the extent the Canadian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income or loss for the Company’s international operations.  Similarly, to the extent the Canadian dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for the Company’s international operations.  The Company does not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

The Company is subject to limitations on its ability to convert Chinese currency.

China's national currency, the RMB, is not a freely convertible currency.  The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China.  As its Chinese business expands, the Company expects to derive an increasing amount of our revenues in RMB.  Shortages in the availability of foreign currency may restrict the ability of the Company’s Chinese subsidiary and our affiliated entities to remit sufficient foreign currency to make payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements.  However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  The foreign exchange control system may prevent the Company from obtaining sufficient foreign currency to satisfy the Company’s demands, which may adversely affect the Company’s business and development.

The SAFE restrictions on currency exchange may limit our ability to utilize the Company’s revenues effectively and the ability of its Chinese subsidiary to obtain financing.

A significant amount of the Company’s revenues and operating expenses are denominated in RMB.  Restrictions on currency exchange imposed by the Chinese government may limit the Company’s ability to utilize revenues generated in RMB to fund its business activities outside China, if any, or expenditures denominated in foreign currencies.  Under current Chinese regulations, RMB may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements.  The Company’s Chinese subsidiary may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions”, which principally includes investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities.  Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of the Company’s Chinese subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

Any existing and future restrictions on currency exchange may affect the ability of the Company’s Chinese subsidiary or affiliated entity to obtain foreign currencies, limit the Company’s ability to utilize revenues generated in RMB to fund the Company’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect the Company’s business.

If the Company makes equity compensation grants to persons who are Chinese citizens, they may be required to register with SAFE.  The Company may also face regulatory uncertainties that could restrict its ability to adopt equity compensation plans for its directors and employees and other parties under Chinese laws.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.”  It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options.  For any plans which are so covered and are adopted by a non-Chinese listed company, such as the Company, after April 6, 2007, Circular 78 requires all participants who are Chinese citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires Chinese citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.  The Company believes that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In the future, the Company may adopt an equity incentive plan and make numerous stock option grants under the plan to our officers, directors and employees, some of whom may be Chinese citizens and may be required to register with SAFE.  If it is determined that any of the Company’s equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject the Company and participants of its equity incentive plan who are Chinese citizens to fines and legal sanctions and prevent the Company from being able to grant equity compensation to its Chinese employees.  In that case, the Company’s ability to compensate its employees and directors through equity compensation would be hindered and its business operations may be adversely affected.

The Company depends upon the acquisition and maintenance of numerous approvals to conduct its business in China.  Failure to obtain or renew these approvals will adversely affect our operation in China.

The Company is dependent upon certain approvals in China, including, without limitation, campus approvals, and program approvals, to conduct its business.  While the Company believes that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals could have a material adverse impact on the Company’s business, results of operations and financial condition.  It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business generally, which could prevent the Company from obtaining or renewing its governmental approvals.  Accordingly, the Company may have to cease its education business in China and shareholders may lose their entire investment.

The following permits and licenses the Company previously obtained have terminated: the Company’s joint programs between Beijing University of Technology (“BJUT”) and Western International University and BJUT and ITT Educational Service have terminated.  The Company’s Boeing MBA program in cooperation with City University has also terminated.  The Company’s regular MBA program in cooperation with City University terminated in August 2010.

During the application or renewal process for the Company’s licenses and permits, the Company will be evaluated and re-evaluated by the appropriate governmental authorities and must comply with the prevailing standards and regulations, which may change from time to time.  In the event that the Company is not able to obtain or renew the certificates, permits and licenses, all or part of its operations may be suspended by the government, which would have a material adverse effect on the Company’s business and financial condition.  Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of the Company’s operations, it may materially adversely affect the Company’s results of operations and profitability.

The education sector, in which most of the Company’s business is conducted, is subject to extensive regulation in China, and the Company’s ability to conduct business is highly dependent on its compliance with these regulatory frameworks.

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content and standards for the operations of schools and learning centers associated with foreign participation.  The laws and regulations applicable to the education sector are in some aspects vague and uncertain, and often lack detailed implementing regulations.  These laws and regulations are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on the Company’s business.  For example, in 2003, the Chinese government adopted a new regulatory framework for Chinese-foreign cooperation in education.  This new framework may encourage institutions with more experience, better reputations, greater technological know-how and larger financial resources than the Company has to compete against the Company and limit its growth.  In addition, because the Chinese government and the public view the conduct of educational institutions as a vital social service, there is considerable ongoing scrutiny of the education sector and its participants.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees the Company receives from the provision of its services.  While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

The Company must comply with China’s extensive regulations on private and foreign participation in the education sector.  Although the Company’s corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education sector, its cannot make any assurance that it will not be found to be in violation of any current or future Chinese laws and regulations.

According to the new company law of the PRC enacted January 1, 2006, the PRC corporations shall have a board of supervisors or a supervisor in addition to a board of directors.  The Company’s two subsidiaries in China, Beijing Fenghua Education Consulting Co., Ltd. and Weifang Jiahua Education Consulting Co., Ltd., currently have no supervisor or board of supervisors.  Therefore, the State Administration of Industry and Commerce may request that either or both of the two subsidiaries revise their articles of association and establish a board of supervisors when they apply for renewal of their business licenses with the State Administration of Industry and Commerce in the future.

According to the Regulations on Chinese-foreign Cooperation in Running a School and the Rules on Administration of Private Non-enterprise Unit Registration, a Chinese-foreign cooperative joint venture school without legal person status requires approval from the MOE, as well as a certificate of Chinese-foreign cooperation in running a school from the provincial government.  One of the Company’s subsidiaries, Beihai International College of Weifang University is operating as a Chinese-foreign cooperative joint venture school without legal person status according to an official confirmation letter issued by the People’s Government of Shandong Province on December 31, 2004.  Although Beihai International College of Weifang University submitted an application letter to MOE with respect to the approval for operating as a Chinese-foreign cooperative joint venture school without legal status, Beihai International College of Weifang University has not received such approval yet as the approval process can be lengthy. The Company believes that it is permitted to operate as it has filed an application for approval with the MOE; however, if this is not the case, it could have a material adverse affect on the Company’s revenues and results of operations.

Chinese economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect the Company’s business.

A significant amount of the Company’s operations are conducted in China, and a significant amount of its revenues are derived from China. Accordingly, the Company’s business, financial condition, results of operations, prospects and certain transactions it may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for the Company’s programs and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to participate in the Company’s educational services, which in turn could reduce its revenues.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm the Company’s business.

 The Chinese government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on the Company’s business and growth. However, the Company cannot make any assurance that the Chinese government will not repeal or alter these measures or introduce new measures that will have a negative effect on the Company.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on the Company’s business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to the Company’s business interests.

Uncertainties with respect to the Chinese legal system could adversely affect the Company.

The Company’s operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not relied upon as precedents. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time.  Chinese authorities could assert that any portion or all of the Company’s existing or future ownership structure and business violate existing or future Chinese laws and regulations and require the Company to curtail or cease its operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis, or at all) that may have a retroactive effect. As a result, the Company may not be aware of its violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find the Company to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

•	levying fines;
•	revoking our business licenses and other approvals;
•	requiring us to restructure our ownership or operations; and
•	requiring us to discontinue any portion or all of our education business in China.

The Company’s business, financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to the Company.

The Company is subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect its business, results of operations and financial condition.

Through the its subsidiaries, the Company conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict.  Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on its business, results of operations and financial condition.

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect the Company’s business.

The Company expects to increase its operations as an education service provider in China.  As such, the Company’s results of operations, financial condition and prospects will be affected, on an increasingly significant basis, by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant impact on the country’s economic conditions. The Chinese government has confirmed that economic development will follow a model of a market economy under a socialist regime.  The Company believes that in the future, the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

However, a change in economic and political policies may adversely affect the Company’s business, prospects and financial condition, to a material extent. For example, since early 2005, the Chinese government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect the Company’s results of operations and financial condition.

The Company’s Chinese business may fail due to loss of the Company’s CIBT Center Facility Providers and educational service providers.

The Company is heavily dependent on facilities and services provided by certain of its third party service providers, which we refer to as “educational service providers”, in China and the U.S. Since June 2007, the Company has started to establish mini-campuses, or “CIBT GLN Centers” to deliver our programs via video conferencing.  The Company plans to have established over 70 teaching locations in China by the end of 2013, so it will be heavily dependent on facilities provided by certain third party universities or colleges, or “CIBT Center Facility Providers”, to set up its CIBT GLN Centers. There can be no assurance that the cooperation agreements with the educational service providers and CIBT Center Facility Providers will continue on terms acceptable to the Company or not be revoked by them. Also, the Company’s Chinese business is indirectly based on the success of its educational service providers and CIBT Center Facility Providers. If the Company loses its current educational service providers and CIBT Center Facility Providers, it may be unable to enter into similar cooperation agreements with other parties to provide it with campuses, facilities, or services on acceptable terms, or at all, and this may materially and adversely affect the Company’s operations.

Due to various restrictions under Chinese laws on the distribution of dividends by the Company’s Chinese operating companies, the Company may not be able to pay dividends to its shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises.  Under these regulations, wholly foreign owned enterprises, may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  Additionally, a wholly foreign owned enterprise is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds.  These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Furthermore, if the Company’s consolidated subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict the Company’s ability to pay dividends or make other payments.  If the Company or its consolidated subsidiaries are unable to receive all of the revenues from our operations as a result of the aforementioned contractual or dividend arrangements, the Company may be unable to pay dividends on its common shares.

Operating Risks

The slowdown of economic growth in Canada, China and elsewhere could negatively affect the Company’s profitability and growth.

While the Chinese economy experienced rapid growth over the past decade, the pace of such growth is uncertain in light of the rising inflation rate in China in late 2010 and the impact of the global economic crisis. If China’s economy continues to slow, unemployment could increase which may impact the ability of the Company’s graduates to secure positions in the workforce. This could have a material adverse impact on the demand for enrollment in the Company’s programs, which could in turn adversely impact its business and profitability.

In Canada, the economic downturn may also impact the demand for the educational programs offered by SSC and KGIC. In addition, IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising. This could materially adversely affect the Company’s results of operations, financial condition and cash flows.

Loss of certain key personnel may adversely impact the Company’s business.

The success of the Company’s business will depend on the management skills of certain key personnel and the relationships they have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of the Company’s key personnel could impair our ability to successfully manage our business in China and Canada. The Company also depends on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and Canada. In some cases, the market for these skilled employees is highly competitive. The Company may not be able to retain or recruit such personnel on terms acceptable to it, which could adversely affect the Company’s business prospects and financial condition.

Our success depends, in part, on the Company’s ability to keep pace with changing market needs.

The success of the Company’s business depends primarily on the number of students enrolled in its courses and the amount of course fees that the Company’s students are willing to pay.  The Company’s ability to continue increasing its student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of its business.  This in turn will depend on several factors, including the Company’s ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage the Company’s growth while maintaining the consistency of its teaching quality, effectively market the Company’s programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures.  If the Company is unable to continue to attract students to enroll in its courses without a significant decrease in course fees, its financial condition, results of operations and cash flows could be materially adversely affected.

AHL-EI may not renew their agreement with the Company, which could materially adversely affect the Company’s results of operations and financial condition.

CIBT is the sole distributor of a license to the educational programs created by AHL-EI which it acquired from a third party in 2008 by way of assignment, and has sublicensed to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and education consulting companies. The licenses range in term from two years or until terminated by the parties in accordance with the terms of the licenses.  Our license with AHL-EI expires in December 2012. There can be no assurance that we will be able to renew this license. If the Company is unable to renew this license, it is likely that enrollment levels at certain of its centers and other locations would decline, which would result in a decrease in revenues unless the Company is able to secure another license with an equally well-regarded but different provider of hotel and tourism management programs.

The personal information that the Company collects may be vulnerable to breach, theft or loss, which could subject the Company to liability or adversely affect its reputation and operations.

Possession and use of personal information in the Company’s operations subjects it to risks and costs that could harm the Company’s business and reputation.  The Company collects, uses and retains large amounts of personal information regarding its students and their families, including personal and family financial data.  The Company also collects and maintains personal information of our employees in the ordinary course of business.  Although the Company uses security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy.  In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy.  Possession and use of personal information in the Company’s operations also subjects it to legislative and regulatory burdens that could require the Company to implement certain policies and procedures, regarding the identity theft related to student credit accounts, and could require the Company to make certain notifications of data breaches and restrict its use of personal information.  A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against the Company.  As a result, the Company may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.  While the Company believes it takes appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur.  Any breach, theft or loss of such personal information could have a material adverse effect on the Company’s financial condition, reputation and growth prospects and result in liability under privacy statutes and legal actions against the Company.

DIVIDENDS

The Company has never declared or paid any cash or stock dividends on their common shares since their inception. Since the Company currently has a policy of investing earnings in the expansion of its business, the Company does not anticipate paying cash or stock dividends on their common shares for the foreseeable future. Future dividends on their common shares will be determined by the Board in light of circumstances existing at the time, including their earnings and financial condition. There is no assurance that dividends will ever be paid.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

All of the issued common shares of the Company are fully paid and non-assessable.  Each common share entitles the holder thereof to one vote per share at all meetings of shareholders.  All of the common shares issued rank equally as to dividends, voting rights and distribution of assets on winding up or liquidation.  Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities.  There are no existing indentures or agreements affecting the rights of shareholders other than the notice of articles and articles of the Company.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange and on the NYSE Amex under the symbol “MBA”.

Trading Price and Volume

The following table sets forth the particulars of the trading of the common shares of the Company on the Toronto Stock Exchange during the most recently completed financial year:

Month	High (CDN$)	Low (CDN$)	Close (CDN$)	Volume
September 2010	$0.640	$0.500	$0.558	365,430
October 2010	$0.570	$0.480	$0.527	186,020
November 2010	$0.530	$0.430	$0.490	353,465
December 2010	$0.490	$0.380	$0.422	836,680
January 2011	$0.510	$0.370	$0.434	1,362,940
February 2011	$0.520	$0.380	$0.449	471,890
March 2011	$0.420	$0.280	$0.358	387,885
April 2011	$0.300	$0.240	$0.287	564,804
May 2011	$0.305	$0.250	$0.283	383,826
June 2011	$0.290	$0.225	$0.261	231,090
July 2011	$0.370	$0.225	$0.291	139,350
August 2011	$0.340	$0.220	$0.272	188,360

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
TOBY CHU3,4 B.C., Canada Chief Executive Officer, President, Vice-chairman and Director	Vice Chairman, President and Chief Executive officer of the Company and its subsidiaries.	May 11, 1994
TONY DAVID B.C., Canada Director	Oral maxillofacial surgeon.	July 28, 1998
DAVID HSU1,2,4 California, U.S.A. Director and Chairman	Businessman and retired licensed physician.	February 27, 2006
DENNIS HUANG B.C., Canada Secretary and Chief Financial Officer
Chief Financial Officer and Secretary of the Company since June 2010; Executive Vice President of Finance of the Company since December 2006; director, a compliance officer and investment representative of StockTrade Securities Inc. (now First Trade Canada Capital Partners Inc.) from 2005 to 2006.
Not Applicable
DEREK FENG2 B.C., Canada Director	Director of the Company since 2011; Executive Vice President, Strategy, Planning and Operations at Knowledge Universe from 2006 to 2011.	July 19, 2011
DAVID KONG1,2,3,4 B.C., Canada Director	Chartered accountant; retired since July 2010.	July 1, 2010
TROY RICE1,3 Arizona, U.S.A. Director
Chief Financial Officer of Strategic Solar Energy, LLC since 2010; Chief Investment Officer of HFC Advisors since 2007; Chief Financial Officer of ON4 Communications Inc. from 2008 to 2009; Chief Operating Officer of CIBT School of Business & Technology Corp. from 2005 to 2007; Senior Vice-President of Universal Technical Institute Inc. from 2002 to 2006.
October 28, 2005
SHANE WEIR1,3 Hong Kong, PRC Director	Senior solicitor of Weir & Associates in Hong Kong and Shanghai; registered investment advisor and director of Asia Pacific Investment Advisors Ltd. in Hong Kong.	December 12, 2008

1.	Member of Audit Committee.
2.	Member of the Company’s compensation committee.
3.	Member of the Company’s corporate governance committee.
4.	Member of the Company’s executive committee.

Term of Office

The term of office for each of the Company’s directors expires immediately before each annual meeting of shareholders.

Share Ownership

As of November 10, 2011, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 9,613,751 common shares, which together represent approximately 13.4% of the Company’s issued and outstanding common shares.  The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of the Company, is at the date of the AIF, or was within the past ten years before the date of the AIF, a director, chief executive officer or chief financial officer of other company, that:

(a)	was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer and chief financial officer.

In this section, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation.

None of the directors or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

Regulatory Actions

The Company has not:

(a)	had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year;

(b)	had any other penalties or sanctions imposed against it by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For the purposes of this Annual Information Form, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	any associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Investor Services Inc.  The Company’s register of transfer of common shares is located in Vancouver, BC.

MATERIAL CONTRACTS

The Company has entered into the following contracts, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year, or prior thereto but are still in effect:

1.
On December 10, 2007, the Company entered into a registration rights agreement with Shane in order to set out their rights in connection with registration, public offerings and sales of common shares. Entering into the registration rights agreement was a condition to, and in connection with, Shane entering into a plan of reorganization between the parties.

2.
On March 15, 2010 the Company completed the acquisition of certain assets and assumption of certain liabilities of KGIC pursuant to an asset purchase agreement among the Company’s newly incorporated subsidiaries, KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp., and Limpark Investments Ltd., KGIB College Corp., KGIC College Inc., 664054 B.C. Ltd., Limkwon Investments Ltd., KGIBC Toronto Inc., Paek Investment Corporation and Sung S. Lim. KGIC operates English language training schools internationally and in the provinces of British Columbia, Ontario and Nova Scotia.

INTERESTS OF EXPERTS

The Company’s auditor is Deloitte & Touche LLP, 1055 Dunsmuir Street, Suite 2800, Vancouver, BC, V7X 1P4.  Deloitte & Touche LLP has reported on the Company’s consolidated financial statements for the year ended August 31, 2011, which have been filed with the relevant securities regulatory authorities. Deloitte & Touche LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Audit Committee

Pursuant to the provisions of NI 52-110, reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor.  The Company’s audit committee charter is attached as Appendix A.

Composition of Audit Committee

The Audit Committee is comprised of David Hsu, David Kong, Troy Rice and Shane Weir. All members of the Audit Committee are independent directors of the Company within the meaning of NI 52-110. The chairman of the Audit Committee is Troy Rice.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, statement of income (loss) and cash flow.  The members of the Audit Committee are appointed by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is a founder, director and president of MedicineNet, Inc., an internet business that provides medical information online. Dr. Hsu was also one of the founders of Multi-Fineline Electronix, Inc. (NASDAQ: MFLEX), a company that manufactures and assembles flexible circuits. He served as the chairman of the board of directors of Multi-Fineline Electronix, Inc. from its inception in 1984 to 2003, during which time he was actively involved in its financial planning, marketing and strategy. Dr. Hsu also served as a director of i-Cable, Inc., a telecommunications company listed on the Hong Kong Stock Exchange, from 2000 to 2003.

David Kong is a designated Chartered Account in Canada and a Certified Public Accountant in the United States. He was a partner at Ernst & Young LLP from 2005 until 2010, leading the Canadian offices’ China market practice that assists Canadian public companies doing business in China and Chinese public companies listed on stock exchanges in North America. Prior to joining Ernst & Young, Mr. Kong was a partner at Ellis Foster Chartered Accountants from 1981 until it merged with Ernst & Young in 2005. Currently, Mr. Kong is a director of Hana Mining Ltd., Channel Resources Ltd., New Pacific Metals Corp., Uranium Energy Corp. and Brazil Resources Inc. Mr. Kong received a Bachelor of Business Administration degree from National Cheng Chi University in Taiwan in 1971.  Mr. Kong will not be standing for re-election as a director at the Company’s annual general meeting of shareholders scheduled to be held on December 16, 2011, but has consented to join the advisory board of the Company to continue his services to the Company at a reduced capacity.

Troy Rice served as the senior vice president of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005. From 2001 to 2002 Mr. Rice was the vice president of Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was the senior vice president of Comfort Systems U.S.A. (NYSE: FIX), and been the chief financial officer of five companies. Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong.  He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director and a member of the audit committee of e-Kong Group Limited, a listed company in Hong Kong. He has more than 40 years relevant experience and/or experience that assist in understanding and evaluating a company’s financial statements and other financial information, and to make knowledgeable and thorough inquiries and discussions regarding same.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

	Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
Deloitte & Touche LLP(4)	2011 2010	$300,500 $272,762	$199,200 $355,251	$58,362 $87,838	$18,000 $56,000
Ernst & Young LLP, Chartered Accountants	2011 2010	Nil Nil	Nil $114,000	Nil Nil	Nil Nil
1	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2	Fees charged for tax compliance, tax advice and tax planning services.
3	Fees for services other than disclosed in any other column.
4	Deloitte & Touche LLP was appointed as the Company’s auditor on July 27, 2009.

General

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its annual meeting scheduled to be held on December 16, 2011 is available on SEDAR.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended August 31, 2011.

APPENDIX A

Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

●	financial reporting and the accounting system,

●	the Company's systems of internal accounting and financial controls, and

●	the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.  The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis and regularly report to the Board about Committee activities, issues and related recommendations.

Membership

The Committee shall be comprised of not less than three members of the Board all of whom shall be “independent” pursuant to applicable laws, rules and regulations of applicable Canadian and U.S. securities regulators. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee Chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function.  These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

●
Review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company’s filing of its annual report.

●	Review the Company’s annual filings as necessary.

●
Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company's filing of its interim report.

●	Oversee all aspects of the external audit, including the following:

●	audit results, selection of an independent public accounting firm,
●	terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,
●	the reasonableness of estimated audit fees,
●	the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,
●	the post-audit management letter together with management’s response,
●	the form of the audit report,
●	any other related audit engagements (e.g. audit of the company pension plan),
●	non-audit services performed by an auditor,
●	pre-approve all audit and non-audit services,
●	provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,
●	assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence,
●	recommending the auditor for appointment by the board of directors, and
●	meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

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Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

●	Review any internal control weaknesses identified by the auditors, together with management’s responses.

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Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

●	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

●	Review and oversee any and all transactions between the Company and a related party of the Company.

●	Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

●	Oversee succession planning and human resource development within the Company’s accounting and finance groups.

●	Report to the board of directors following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

The Committee shall:

●	Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.

●	Have unrestricted access to members of management and all information relevant to its responsibilities.

●	Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.

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The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

●	Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.

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Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without management attendance.

Other Functions — The Committee shall perform such other functions required by law, rules of applicable securities regulators, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

External Reports — The Committee shall provide for inclusion in the Company’s filings with applicable securities regulators, any report from the Audit Committee required by applicable laws and regulations.